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                           [AtheroGenics Letterhead]


                                   May 6, 2005


BY ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Avenue, N.W.
Washington, DC 20549-0303
Attn:    Jim B. Rosenberg, Senior Assistant Chief Accountant
         Joel Parker, Branch Chief
         Amy Bruckner, Staff Accountant

         RE:      ATHEROGENICS, INC.
                  FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 SEC FILE NO. 000-31261

Ladies and Gentlemen:

     AtheroGenics, Inc. (the "Company") submits herewith for filing Amendment No. 2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (File No. 000-31261), which was filed by the Company on March 16, 2005. Amendment No. 2 and this letter contain the Company's response to the comment letter of April 22, 2005 from Jim B. Rosenberg, Senior Assistant Chief Accountant. For convenience of reference, we have included in this response letter the same captions and paragraph number, as well as the text of the comment, from your letter of April 22, 2005, followed by our response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations


Results of Operations, page 29

Comment

1. We acknowledge your table included in the section entitled "Products" on page 4. However, we believe that your disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects could be enhanced for investors. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

     Please disclose the following information for each of your major research and development projects:

     a. The costs incurred during each period presented and to date on the project;
     b. The nature, timing and estimated costs of the efforts necessary to complete the project;
     c.   The anticipated completion dates;
     d. The risks and uncertainties associated with completing development on schedule and the consequences to your operations, financial position and liquidity if the project is not completed timely; and, finally
     e. The period in which material net cash inflows from your significant projects are expected to commence.


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Securities and Exchange Commission
May 6, 2005
Page 2


     Regarding a., if you do not maintain research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on these projects.

     Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response:

     We have revised our disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") in Amendment No. 2 to our Form 10-K to include the information requested above, as follows:

     a. Information regarding the costs incurred during each period presented and to date on our major research and development projects is included in the Overview section of MD&A on page 27.
     b. We have included a statement regarding the nature, timing and estimated costs of the efforts necessary to complete the projects in the Overview section of MD&A on page 27, including the risks and uncertainties that preclude the Company from estimating the costs and timing for most of our projects. We have provided information regarding the nature, timing and estimated costs for our ARISE Phase III clinical trial for AGI-1067 in the Liquidity and Capital Resources section of MD&A on page 30.
     c. Information regarding anticipated completion dates for the currently ongoing ARISE clinical trial is included in the Liquidity and Capital Resources section of MD&A on page 30.
     d. We have included a statement regarding the risks and uncertainties associated with completing development of our projects on schedule in the Overview section of MD&A on page 27, with a cross-reference to the more detailed discussion of these risks and uncertainties and their effect on our operations and financial position in the related risk factors beginning on page 14.
     e. We have included a statement in the Liquidity and Capital Resources section on page 32 regarding our inability to estimate the timing of material net cash inflows from our significant projects and the reasons therefor.

                                     * * * *

     The Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

     o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Securities and Exchange Commission
May 6, 2005
Page 3




     Please do not hesitate to contact the undersigned at (678) 336-2511, or Stacy S. Ingram of McKenna Long & Aldridge LLP at (404) 527-4647, if you have any other questions or comments.

                             Very truly yours,

                             /s/ Mark P. Colonnese

                             Mark P. Colonnese
                             Senior Vice President of Finance and Administration and Chief Financial Officer


cc:      Stacy S. Ingram
         Michael Rosenzweig